U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

September […], 2018

VIA EDGAR TRANSMISSION

Mr. Mark Cowan
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Convergence Core Plus Fund (S000027238)
Convergence Opportunities Fund (S000043088)
Convergence Market Neutral Fund (S000052122)

Dear Mr. Cowan:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Convergence Core Plus Fund, Convergence Opportunities Fund and Convergence Market Neutral Fund (the “Funds”), is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), in response to your oral comments of September 7, 2018 regarding the preliminary proxy statement filed by the Trust, on behalf of the Funds, on August 31, 2018.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.  Capitalized terms not otherwise defined herein have the same meaning as set forth in the Definitive Proxy Statement.

The Trust’s responses to your comments are as follows:

1.
Staff Comment:      The question “Are there any material differences between the Prior Investment Advisory Agreement and the New Investment Advisory Agreement?” suggests the answer should include an affirmative “No” in the response.  Please revise the answer accordingly.

Response:  The Trust responds by making the suggested revision.

2.
Staff Comment:      The Staff does not believe the continuation of the fee waiver is necessarily reflective of the fact there is no unfair burden on the Funds.  Accordingly, please move the fee waiver and expense recoupment discussion to a different location in the Definitive Proxy Statement.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment.  The Trust notes that the current disclosure indicates that the current operating expense limitation arrangement will continue for a period of at least two years following the Transaction, which the Trust believes supports the fact that no unfair burden will be imposed on the Funds as a result of the Transaction.

3.
Staff Comment:       Please confirm whether there is any arrangement in place for the prior owner of the Adviser to recoup any expenses, and, if so, please disclose any such arrangement in the Definitive Proxy Statement.

Response:  The Trust responds by supplementally confirming that no such arrangement is in place with Montage Investments, LLC, the prior owner of the Adviser.

4.	Staff Comment: Please confirm whether the Adviser will recoup any expenses prior to the change in control of the Adviser. If so, please add applicable disclosure to the Definitive Proxy Statement.

Response:  The Trust responds by supplementally stating it anticipates the Adviser may recoup previously waived fees and/or reimbursed expenses prior to the change in control of the Adviser.  Accordingly, the following disclosure has been added to the Definitive Proxy Statement:

“The Adviser may also recoup previously waived fees and/or reimbursed expenses prior to the change in control of the Adviser.”

5.	Staff Comment: If applicable, please include disclosure that is responsive to Item 22(c)(10) of Schedule 14A.

Response:  The Trust responds by supplementally confirming Item 22(c)(10) of Schedule 14A is not applicable to the Definitive Proxy Statement.

6.
Staff Comment:       With respect to the discussion of the primary reasons for the approval of the Adviser as the Fund’s investment adviser and the Board recommendation of approval, please disclose whether the Board discussed any issues adverse to the adoption of a new investment advisory agreement with the Adviser.

Response:  The Trust responds by supplementally stating the disclosure provided in the Definitive Proxy Statement sufficiently and accurately reflects the material factors considered by the Board related to the adoption of the New Investment Advisory Agreement with the Adviser.

7.	Staff Comment: Please consider moving the Board’s considerations with respect to Section 15(f) to a location adjacent to the factors disclosed under the caption “Board Recommendation of Approval”.

Response:  The Trust responds by making the requested revision.

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers